Exhibit 99.7

NiCE Honors the Changemakers Building the Future of CX AI at NiCE World 2026

CX Excellence Award winners showcase how leading organizations are orchestrating AI agents, human agents, and workflows to deliver measurable business outcomes at enterprise scale

Hoboken, N.J., June 10, 2026 – NiCE (Nasdaq: NICE) today announced the winners of its 2026 CX Excellence Awards at NiCE World, recognizing the organizations leading the AI era of customer experience. This year’s honorees have moved beyond AI experimentation to embed AI deeply into how customer experience operates, scales, and improves. By orchestrating AI agents, human agents, workflows, and data as one coordinated intelligence layer, they are running a new operating model for CX, one that compounds intelligence with every interaction and delivers proven, measurable business outcomes at enterprise scale.

This year’s CX Excellence Award winners were recognized across the following categories:

Excellence in Engagement Orchestration: Consumer Cellular
Consumer Cellular, a leading wireless provider serving approximately 4.5 million subscribers, earned this recognition for its enterprise-wide AI deployment across 100% of its U.S.-based contact center agents. The company's rapid and seamless adoption transformed agent workflows in real time, enabling agents to remain fully focused on customer conversations while AI handles complexity in the background. Consumer Cellular's implementation stands as a benchmark for at-scale AI integration that enhances the human connection at the heart of every interaction.

Excellence in Workforce Empowerment: TD Bank
TD Bank was recognized for achieving record-breaking customer satisfaction results in fiscal 2025 under exceptional operating conditions, including a national postal strike, sustained volatility in its Wealth business, and historically lean staffing levels. Customer satisfaction reached an all-time high for the second consecutive year, while self-service scheduling grew 10% year over year through expanded automation and scheduling flexibility. TD Bank's results demonstrate how AI-powered workforce solutions can drive measurable performance gains even in the most demanding environments.

Excellence in Agentic Experience Automation: Fabletics
Fabletics, one of the world’s largest digitally native activewear brands, is redefining digital-first engagement through innovation and AI-powered customer journeys. Fabletics has deployed agentic AI voice at scale to support and enhance some of the most critical parts of the customer journey. The company’s approach to AI is centered on enhancing customer relationships while empowering teams to work smarter and more efficiently.

Excellence in AI Innovation: Arizona State University
Arizona State University was honored for its pioneering use of AI to proactively engage students at high-stakes moments across the academic journey. Rather than deploying AI solely as a reactive support tool, ASU uses it to reach students before critical deadlines pass, enabling resolution at the first interaction for the vast majority of engagements that previously required a call to the university's Experience Center. ASU's model represents a meaningful shift in how higher education institutions can apply AI to improve student outcomes at scale.

“This year’s winners are showing the world what leadership in the AI era of customer experience truly looks like,” said Dan Belanger, President, NiCE Americas. “They are using AI to create faster resolutions, more seamless journeys, stronger employee experiences, and better business outcomes at scale. They are turning every interaction into an opportunity to build smarter operations, deeper customer loyalty, and lasting competitive advantage.”

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Belanger, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.